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                          March 20, 2024

       Satyavrat Shukla
       President and Chief Executive Officer
       Spero Therapeutics, Inc.
       675 Massachusetts Avenue, 14th Floor
       Cambridge, MA 02139

                                                        Re: Spero Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2024
                                                            File No. 333-277998

       Dear Satyavrat Shukla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew Gardella, Esq.